TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ASSAY RESULTS AT NELLIGAN GOLD PROJECT CONFIRM
CONTINUITY AND EXTENDS MINERALIZATION TO THE WEST

Toronto, Ontario, December 16, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce initial assay results from its 2021 exploration diamond drilling program at its Nelligan joint venture project (IAMGOLD: 75%, Vanstar Mining Resources Inc. ("Vanstar"): 25%), located 60 kilometres southwest of Chibougamau, Quebec, Canada and 15 kilometres from the Monster Lake Project 100% owned by IAMGOLD. The Nelligan Gold project (on a 100% basis) hosts Inferred Mineral Resources containing 3.2 million ounces of gold grading 1.02 g/t Au (refer to news releases dated October 22, 2019 and February 17, 2021).

Highlights include:

Renard Zone - Infill

  86.7 meters ("m") at 1.34 grams per tonne gold ("g/t Au") in drill hole NE-21-170 from 126.0 m including
    12.0 m at 2.65 g/t Au from 148.5 m;

Followed by a separate interval of:

  45.0 m at 2.13 g/t Au from 222.0 m including
  12.0 m at 6.27 g/t Au from 234.0 m;
  111.0 m at 1.11 g/t Au in drill hole NE-21-173 from 175.5 m; followed by a separate interval of:
    16.5 m at 2.05 g/t Au from 327.0 m;
  46.5 m at 1.26 g/t Au in drill hole NE-21-172 from 183.0 m including
    12.7 m at 3.05 g/t Au from 200.4 m;

Followed be a separate interval of:

  28.7 m at 1.70 g/t Au from 238.3 m including
  0.9 m at 27.0 g/t Au from 239.1 m;

Followed by a separate interval of:

  42.0 m at 1.06 g/t Au from 301.5 m;
  34.5 m at 1.26 g/t Au in drill hole NE-21-174 from 199.5 m; followed by a separate interval of:
    19.5 m at 3.80 g/t Au from 283.5 m including
    1.5 m at 24.6 g/t Au from 283.5 m;

Followed by a separate interval of:

  7.6 m at 5.69 g/t Au from 343.5 m including
  1.5 m at 21.0 g/t Au from 348.0 m;

Renard Zone - West Extension

  40.5 m at 1.28 g/t Au in drill hole NE-21-178 from 51.0 m;
  15.0 m at 7.81 g/t Au in drill hole NE-21-180 from 36.0 m including
    1.3 m at 70.1 g/t Au from 45.0 m.

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "The results of the 2021 Nelligan drill program continue to confirm the continuity of mineralization in the resource area at similar observed grades and widths as we work to improve resource classification. Importantly, our drill program continues to confirm the extension of mineralization along strike to the west - well beyond the area of the currently defined mineral resources. This provides a significant opportunity to further increase the mineralized envelope of Nelligan, which remains a prime objective of our exploration program. We look forward to initiating our 2022 winter exploration program which will step out to test the west extensions and providing an updated Nelligan resource towards the end of 2022."

The Company is reporting assay results from thirteen (13) diamond drill holes totaling 4,260 metres as part of the completed 2021 drilling program totaling 9,534 metres. One hole was re-drilled to validate the results from a previous hole for which core recovery was considered very poor and not representative. The assay results reported herein are provided in Table 1 below (see plan map attached to this news release for drill hole locations - Figure 1).

The 2021 diamond drilling program was designed to in-fill and delineate selected areas of the deposit to improve resource classification, as well as continue step-out drilling to evaluate and confirm the extension of mineralization to the west along strike which was sparsely tested in previous drilling programs. Mineralization is now observed over a strike length of at least 1,500 metres, over widths varying from 100 to 300 metres and to a depths ranging from 200 to 350 metres. The mineralized system of Renard remains open along strike and at depth.

Next Steps

The results of the 2021 exploration drilling program will be used to update the deposit model to help guide future drilling programs. Planning is well advanced for the 2022 winter exploration program which will test further the west extensions and expand the known resources in specific areas. An updated resource estimate is anticipated for the end of 2022.

Regional exploration activities and future exploration programs continue to be guided by the ongoing incorporation and compilation of exploration data to refine geological, geochemical and structural models to help identify and prioritize additional targets for evaluation on the large project land package.

Figure 1 - Nelligan - Drill hole plan map and highlighted 2021 assay results.

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About the Nelligan Project

The Nelligan project is underlain by a portion of the Caopatina segment of the North Volcanic Zone of the Abitibi Belt of the Superior Province. The property is centered on the E-W Druillette syncline with sediments of the Caopatina Formation bounded to the north and to the south by volcanic rocks of the Obatogamau Formation. The North and South portions of the property are occupied by granodioritic to tonalitic intrusions. The project is transected by numerous regional and local structures and deformation zones which can be important in the localization of gold mineralization.

Gold showings of the area are observed broadly as two styles of mineralization: 1) Quartz-sulphide vein type, and 2) disseminated sulphide (pyrite) mineralization in hydrothermally altered units. Mineralization observed on the Nelligan project is dominated by the latter and is characterized by hydrothermal alteration of the host meta-sedimentary units displaying variable carbonatization, sericite, phlogopite and pervasive silicification; and associated with widespread disseminated pyrite, varying from 1% to locally 15%, trace molybdenite and occasionally fine grains of visible gold. Mineralization associated with the estimated mineral resources has been intersected in drilling over a strike length of more than 1.5 kilometres, and to a depth of 200 to over 350 vertical metres.

As at December 31, 2020, IAMGOLD reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 17, 2021). In 2019 the Nelligan Gold Project was awarded the Discovery of the Year by the Association de l'Exploration Minière du Québec ("AEMQ").

The Nelligan Gold Project is held under an earn-in option to joint venture agreement with Vanstar (IAMGOLD: 75%; Vanstar: 25%) where IAMGOLD has a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

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Table 1 Nelligan Project Drilling Results - 2021 Drilling program
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width (1)	Au (2) (3)	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)
NE-21-166	522996.24	5474057.94	381.76	330	-50	276.00	127.75	144.00	16.25	10.45	0.51	RENARD FOOTWALL ZONE
NE-21-167	522878.86	5474071.60	381.05	330	-45	222.00	60.00	64.50	4.50	3.90	0.97	RENARD ZONE
							120.00	126.00	6.00	4.24	0.78	RENARD FOOTWALL ZONE
NE-21-168	522790.80	5474032.70	375.74	330	-50	243.00	54.00	69.90	15.90	11.24	1.03	RENARD ZONE
							79.50	85.50	6.00	4.60	0.89
NE-21-169	522841.38	5473925.46	379.44	330	-49	330.00	62.20	118.50	56.30	43.13	0.88	RENARD ZONE
Including (3)							100.50	106.90	6.40	4.53	2.30
							135.00	144.00	9.00	6.36	0.96
							160.50	186.00	25.50	19.53	1.02
Including (3)							160.50	175.50	15.00	11.49	1.33
							204.00	220.50	16.50	12.64	0.78
							240.00	253.50	13.50	10.34	0.68	RENARD FOOTWALL ZONE
NE-21-170	522859.83	5473888.25	380.74	330	-50	402.00	47.02	62.08	15.06	11.54	1.93
Including (3)							51.00	52.50	1.50	1.15	10.20
							126.00	212.65	86.65	66.38	1.34	RENARD ZONE
Including (3)							148.50	160.50	12.00	9.19	2.65
Including (3)							204.00	206.30	2.30	1.76	6.22
							222.00	267.00	45.00	31.82	2.13 (1.85 capped at 30g/t)
Including (3)							234.00	246.00	12.00	8.49	6.27 (5.23 capped at 30g/t)
Including (3)							238.50	240.00	1.50	1.06	38.30
NE-21-171*	523007.00	5474050.26	381.45	330	-51	141.00	No significant results
NE-21-172	522845.36	5473812.82	379.84	330	-48	426.00	63.00	72.00	9.00	6.89	0.58	ZONE 36
							183.00	229.50	46.50	40.27	1.26	RENARD ZONE
Including (3)							200.35	213.00	12.65	11.46	3.05
Including (3)							211.25	212.38	1.13	1.02	13.25
							238.30	267.00	28.70	24.85	1.70
Including (3)							239.10	240.00	0.90	0.78	27.00
							301.50	343.50	42.00	36.37	1.06	RENARD FOOTWALL ZONE
Including (3)							316.50	318.00	1.50	1.30	7.09
NE-21-173	522803.50	5473795.67	380.27	330	-48	456.00	46.18	52.50	6.32	4.84	1.91	ZONE 36
Including (3)							47.52	49.54	2.02	1.55	4.20
							102.50	112.50	10.00	6.43	1.49
							118.50	126.00	7.50	4.82	1.27
							175.50	286.50	111.00	90.93	1.11	RENARD ZONE
							327.00	343.50	16.50	12.64	2.05	RENARD FOOTWALL ZONE
Including (3)							330.00	333.00	3.00	2.30	5.41
NE-21-174	522755.39	5473775.04	383.16	330	-45	471.00	75.00	97.50	22.50	18.43	0.59	ZONE 36
							157.50	166.50	9.00	6.36	0.66
							199.50	234.00	34.50	24.40	1.26	RENARD ZONE
							244.50	253.74	9.24	7.08	0.84
							264.00	274.50	10.50	8.04	1.41
							283.50	303.00	19.50	14.94	3.80
Including (3)							283.50	285.00	1.50	1.15	24.60	RENARD FOOTWALL ZONE
							343.45	351.00	7.55	5.34	5.69
Including (3)							348.00	349.50	1.50	1.06	21.00
NE-21-175	522682.04	5473806.27	381.33	330	-48	441.00	45.00	58.50	13.50	10.34	0.80	RENARD ZONE
							94.65	106.50	11.85	9.08	0.64
							150.00	161.10	11.10	8.50	7.16
Including (3)							153.15	156.98	3.83	2.93	18.99
							178.00	196.50	18.50	14.17	0.60
							211.50	250.50	39.00	29.88	1.86
Including (3)							248.00	249.00	1.00	0.77	25.10
							259.50	273.00	13.50	11.06	0.65	RENARD FOOTWALL ZONE

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Table 1 Nelligan Project Drilling Results - 2021 Drilling program
							279.00	292.25	13.25	10.15	2.77
Including (3)							288.00	289.50	1.50	1.06	18.45
							360.00	369.00	9.00	7.79	1.02
NE-21-177	521932.88	5473827.80	375.17	340	-45	276.00	48.00	60.00	12.00	11.82	2.08	RENARD WEST ZONE
Including (3)							49.50	51.00	1.50	1.48	6.67
							72.00	78.00	6.00	4.60	0.76
							103.50	142.50	39.00	29.88	0.69	RENARD WEST FW ZONE
							153.00	171.00	18.00	13.79	1.13
Including (3)							162.00	163.50	1.50	1.15	5.37
							243.00	246.00	3.00	2.30	6.88
Including (3)							243.00	244.50	1.50	1.15	12.65
NE-21-178	521985.60	5473836.37	375.42	340	-45	261.00	51.00	91.50	40.50	35.07	1.28	RENARD WEST ZONE
Including (3)							78.80	81.00	2.20	1.91	4.72
							103.00	127.50	24.50	18.77	0.76
Including (3)							103.00	111.00	8.00	6.13	1.27
							141.00	153.00	12.00	9.19	1.56	RENARD WEST FW ZONE
							195.00	202.50	7.50	5.75	0.53
							229.50	240.00	10.50	8.60	0.58
NE-21-180	522142.43	5473855.84	372.42	330	-50	315.00	36.00	51.00	15.00	10.61	7.81 (4.26 capped at 30g/t)	RENARD WEST ZONE
Including (3)							45.00	46.33	1.33	0.94	70.10
							94.50	102.00	7.50	5.30	1.17
							117.00	120.00	3.00	2.12	3.28	RENARD WEST FW ZONE
							132.00	147.00	15.00	10.61	1.21
							157.50	181.50	24.00	18.39	0.81
Including (3)							157.50	162.00	4.50	3.45	1.79
Including (3)							175.50	181.50	6.00	4.60	1.03

Notes:

  True widths are estimated at 65 to 95% of the core interval.
  Drill hole intercepts are calculated with a lower cut-off 0.50 g/t Au and may contain lower grade interval of up to 5 metres in length. They are generally reported with a minimum g*m (or Metal factor) of 5.
  Assays intervals are reported uncapped and capped at 30 g/t Au and high grade sub-intervals are highlighted.

* Hole NE-21-171 is a re-drilled section with excessive bad core recovery in the original hole NE-21-166

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "plans", "targeted", "focused", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, the failure to accurately estimate mineral resources or mineral reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission at www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

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QUALIFIED PERSONS, TECHNICAL INFORMATION AND QUALITY CONTROL NOTES

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Marie-France Bugnon, P. Geo., General Manager Exploration is a "qualified person" (a "QP") for the purposes of NI 43-101 and is responsible for the supervision of the preparation and review of the technical being reported on in this news release. The technical information has been included herein with the consent and prior review of Ms. Bugnon and she has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's geological staff, including QPs employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations. Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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